United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Meta Platforms, Inc.
Name of persons relying on exemption: Harrington Investments Inc.

Address of persons relying on exemption:

1001 2nd Street Suite 325 Napa, CA 94559

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Dear Fellow Meta Shareholder:

I write to urge you to vote in favor of item #14 on the Meta Platforms Inc. proxy statement for the 2022 annual meeting.

Harrington Investments, along with co-filers the Park Foundation and Sum of Us, submitted a shareholder resolution to Meta Platforms Inc. (formerly known as Facebook) that requests that the company hire an outside, independent law firm to evaluate the performance of the board’s audit and risk committee. Although the company opposes it, we ask you to join us and vote in favor of this resolution as the risks to shareholder value continue to multiply.

Prior to 2018, no Meta board committee was responsible for considering and managing the company’s risk. The devastating impact of this omission became apparent once the Cambridge Analytica scandal broke – in which Facebook allowed personal data of millions of users to be collected without their consent. This compounded the harm the company’s reputation already had suffered after the company settled a case with the Federal Trade Commission for deceiving users into believing their information was kept private, which resulted in a settlement that included 20 years of monitoring.

In 2018 the Park Foundation and Trillium Asset Management submitted a shareholder proposal seeking the creation of a risk committee to foster “an integrated enterprise-wide approach to identifying and managing risk and provides an impetus toward improving the quality of risk reporting and monitoring.” They argued that Facebook’s technological advances and scale challenged the company’s ability to fully understand its impact on society, creating significant risk to shareholders.

Institutional Shareholder Services supported the resolution and 45% of shareholders voted in favor of its adoption. Nevertheless, Facebook opposed the 2018 proposal, claiming the audit committee sufficiently monitored and controlled risk. Only because of the dual class share structure did the resolution fail to secure over 50% support. Following the vote, Facebook formally expanded the purview of the audit committee, renaming it the audit and risk oversight committee.

In the intervening four years, the risks posed by Facebook’s products have become increasingly apparent and grave. We have learned that the company often fails to live up to its pledge to remove harmful content, such as advertisements for alcohol and weight loss drugs targeted to minors as young as 13-years-old, depictions of animal cruelty, and misinformation regarding Covid-19 and the 2020 election. The company has allowed militia groups that advocate violence to proliferate on the site, and a whistleblower revealed that Facebook’s own internal studies reveal that 32% of girls who suffer from poor self-image feel worse after spending time on the company’s Instagram platform.

Further, the company is losing billions in revenue as a result of changes to Apple’s privacy policy, which has allowed the bulk of Facebook users to opt out of third-party tracking activity, and the company is losing young adults and teens to rival TikTok. In February, Meta reported a weak revenue forecast and the company’s shares plunged 26% in value. While the stock price has since recovered somewhat, the threats remain.

Nevertheless, in the proxy statement issued Friday April 8, 2022, Meta claimed this resolution is unnecessary because the “board of directors conducts an annual self-assessment” of its audit and risk committee and reports the results to itself; the assessment is not publicly released.

As Promontory Financial Group notes, for many companies the self-assessment process is nothing more than an “arduous, check-the-box exercise that rarely results in meaningful insights, decisions and actions, and is largely undertaken to meet regulatory expectations without any anticipation of business value.” Certainly for Meta, there is no evidence that the self-evaluation has improved the company’s risk assessment or performance, as demonstrated by the $232 billion loss in market value, which resulted in the precipitous decrease of the company’s total market capitalization from $900 billion to $647.17 billion as of February 3, 2022.

Beyond the loss of advertising revenue and users, the company faces other severe risks from regulators and lawsuits. In 2019, the FTC fined Facebook $5 billion over privacy concerns and now officials are investigating whether Facebook research documents indicate the company might have violated that settlement. The agency is also examining whether Facebook’s own internal company research identified, but ignored, ill effects from its products.

The Ohio attorney general has sued Meta for more than $100 billion alleging the company intentionally has misled the public and investors about the negative impact of its products on minors to boost its stock price. A California federal judge has handed a partial win to consumers suing Facebook, in a ruling that denied the company's bid to dismiss claims that it exploited user data to thwart industry competitors. And in February 2021, a federal judge in San Francisco approved a $650 million settlement of a privacy lawsuit against Facebook for allegedly using photo face-tagging and other biometric data without the permission of its users.

Further, the New York Times has reported that whistle-blowers have filed at least nine complaints with the Securities and Exchange Commission, relying on internal documents to argue, among other things, that Facebook deliberately misled investors by providing an overly optimistic picture of the company.

Additionally, agencies and Congress are considering whether legislation or regulation is required to ensure the public and competitors are adequately protected.

Against the backdrop of near constant scandal and increasing challenges to its revenue model, Meta’s failures to meet modern corporate governance standards is unacceptable. For this reason, we believe an independent review of the company’s risk monitoring is required. A review should consider whether the board is properly instilling a culture of risk monitoring and accountability, the extent to which board seeks to mitigate risk, and what steps could be taken – including training – to appropriately assess social impacts and risks.

Given the outsized impact of Meta on our lives, and the amount shareholders have invested in its success, it is imperative the company have the personnel, tools, and motivation to competently evaluate the risks of its products and decision-making. While the dual class shareholder structure ultimately precludes a majority vote on any resolution the company opposes, a significant demonstration of support, particularly by large institutional investors, can push the company to act, much as it did in 2018 when it expanded the jurisdiction of the audit committee to include risk. Therefore, we ask that you join us and announce your support for this important resolution.

If you have any questions about the resolution or would like to discuss this further, please contact Melanie Sloan at msloan@campaignforaccountability.org, or 202-365-0606.

Thank you for your consideration.

Sincerely,

John Harrington

President

Harrington Investments Inc.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Harrington Investments Inc. is not able to vote your proxies, nor does this communication contemplate such an event. Harrington Investments Inc. urges shareholders to vote for Item No. 14 following the instructions provided on management's proxy mailing.

The views expressed are those of the authors and Harrington Investments Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.